EXHIBIT 99.1

ClearlyContacts.ca Signs First Funded Vision Plan Partnership With BC HRMA

VANCOUVER, British Columbia, Jan. 30, 2013 (GLOBE NEWSWIRE) -- ClearlyContacts.ca, a division of Coastal.com ("Coastal") (Nasdaq:COA) (TSX:COA) (Stockholm:COA), the leading online provider of eyewear announced today that it has signed a partnership agreement with the British Columbia Human Resource Management Association (BC HRMA). The two parties will work together to offer enhanced vision benefits to all employees of BC HRMA and its member organizations. The new plans enable employers to provide superior vision benefits to their employees at the same or lower cost than current vision benefit offerings.  Options exist to customize the new vision benefits to meet the needs of members and their families.

"The vision plans we have developed in consultation with BC HRMA are truly innovative and appeal to its member organizations seeking to enhance their employee benefits while at the same time reducing costs," commented Greg Lechner, Coastal's VP of Business Development.  "ClearlyContacts.ca is Canada's leading eyewear company and it is partnerships like this that are changing the way people buy vision products, providing members and their families with the highest quality eyewear at tremendous savings.

Simon Evans, BC HRMA's CEO, commented, "We are very excited about the options and savings that this partnership offers our membership and staff."

About HRMA

The BC-based Human Resources Management Association (BC HRMA) is a non-profit organization dedicated to advancing professional people practices through professional development opportunities such as conference, workshops, symposiums, mentorship and volunteer programs.

The association provides leadership to more than 5,500 members and 3,000 affiliates that collectively represent CEOs, directors of HR, consultants, educators, students, HR generalists, and small-business owners. Established in 1942, BC HRMA is a founding member of the Canadian Council of Human Resources Associations (CCHRA) and the exclusive grantor of the Certified Human Resources Professional (CHRP) designation in British Columbia and Yukon. www.bchrma.org

About Coastal.com

Coastal.com is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

This News Release may contain "forward-looking statements" as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal. Statements that are not historical fact are forward-looking statements. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should," "likely," "potential," "continue," "project," "forecast," "prospects," and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements include statements relating to: Coastal's perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal's perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal's expectations regarding forward-looking statements or information contained herein include, among others: that Coastal will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal's actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal's ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.

Although Coastal believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof. Coastal does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com